UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*


                              KREIDO BIOFUELS, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    50077A100
                                 (CUSIP Number)



                                JANUARY 12, 2007
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                        Rule 13d-1(b)
                   ---
                    X   Rule 13d-1(c)
                   ---

                        Rule 13d-1(d)
                   ---


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-----------------------------------------

CUSIP NO.   50077A100
-----------------------------------------

-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)


              Younes Nazarian and Soraya J. Nazarian,
              Trustees of the Y & S Nazarian Revocable Trust


-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


-------- -----------------------------------------------------------------------
3        SEC USE ONLY


-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

              California


-------------- --------- -------------------------------------------------------
NUMBER OF           5          SOLE VOTING POWER
SHARES
BENEFICIALLY                            5,076,092
OWNED BY
EACH           --------- -------------------------------------------------------
REPORTING           6          SHARED VOTING POWER
PERSON
WITH                                    0
               --------- -------------------------------------------------------
                    7          SOLE DISPOSITIVE POWER

                                        5,076,092
               --------- -------------------------------------------------------
                    8          SHARED DISPOSITIVE POWER

                                        0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,076,092

-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)


-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              9.38%

-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO

ITEM 1.

     (a)  Name of Issuer: Kreido Biofuels, Inc. (the "Issuer")

     (b)  Address of Issuer's Principal Executive Offices:

          1140 Avenida Acaso, Camarillo, California 93012

ITEM 2.

     (a) Name of Person Filing: Younes Nazarian and Soraya J. Nazarian, Trustees of the Y & S Nazarian Revocable Trust (the "Reporting Person")

     (b) Address of Principal Business Office or, if None, Residence: 1801 Century Park West, 5th Floor, Los Angeles, California 90067.

     (c) Citizenship: The Reporting Person was established under the laws of the State of California. Younes Nazarian and Soraya J. Nazarian are citizens of the United States.

     (d) Title of Class of Securities: Common Stock, $0.001 par value per share (the "Common Stock")

     (e)  CUSIP Number: 50077A100

ITEM 3.   IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13D-1(b) OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)       Broker or dealer registered under Section 15 of the Act.
               --

          (b)       Bank as defined in Section 3(a)(6) of the Act.
               --

          (c)       Insurance company as defined in Section 3(a)(19) of the Act.
               --

          (d)       Investment   company  registered  under  Section  8  of  the
               --   Investment Company Act of 1940.

          (e)       An   investment    adviser   in    accordance    with   Rule
               --   13d-1(b)(1)(ii)(E);

          (f)       An employee  benefit  plan or endowment  fund in  accordance
               --   with Rule 13d-1(b)(1)(ii)(F);

          (g)       A parent  holding  company or control  person in  accordance
               --   with Rule 13d-1(b)(1)(ii)(G);

          (h)       A savings  association  as defined  in  Section  3(b) of the
               --   Federal Deposit Insurance Act;

          (i)       A church plan that is  excluded  from the  definition  of an investment  company under Section 3(c)(14) of the Investment
               --   Company Act of 1940;

          (j)       Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
               --

ITEM 4.   OWNERSHIP:

     (a)  Amount beneficially owned: 5,076,092 shares.*

     (b) Percent of class: 9.38%. The percentage indicated in this Item 4 is based on the total shares outstanding of the Issuer as reported in its Current Report on Form 8-K filed on January 16, 2007 (which is the same amount reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007). According to this Form 8-K, the Issuer had outstanding 52,532,202 shares of Common Stock as of January 12, 2007.

     (c)  Number of shares as to which the person has:

          (i)       Sole power to vote or to direct the vote: 5,076,092 shares.*

          (ii)      Shared power to vote or to direct the vote: 0.

          (iii)     Sole  power to  dispose  or to direct  the  disposition  of:
                    5,076,092 shares.*

          (iv)      Shared power to dispose or to direct the disposition of: 0.

          * On January 12, 2007, the Reporting Person acquired 1,574,075 units (the "Units") from the Issuer in a private placement transaction, each Unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock. The warrant is exercisable into shares of Common Stock at any time prior to January 12, 2012 at the option of the Reporting Person at an exercise price of $1.85 per share. The Reporting Person also beneficially owns 1,927,942 shares of Common Stock which it purchased in open market transactions from March 30, 2007 through September 25, 2007. All of securities reported in this statement are held by the Reporting Person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                             ----

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10.  CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 27, 2007                  THE Y & S NAZARIAN REVOCABLE TRUST

                                           By:/s/ Younes Nazarian
                                              ---------------------------------
                                                  Younes Nazarian, Trustee

                                           By:/s/ Soraya J. Nazarian
                                              ---------------------------------
                                                  Soraya J. Nazarian, Trustee





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